UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-34153

GLOBAL SHIP LEASE, INC.
(Translation of registrant's name into English)

c/o GSL Enterprises Ltd.
9 Irodou Attikou Street
Kifisia, Athens
Greece, 14561
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On August 16, 2024, Global Ship Lease, Inc. (the “Company”) launched an “at the market” offering program (the “Program”), pursuant to which the Company may sell up to $100,000,000 of its Class A common shares, par value $0.01 per share (the “Shares”). In connection with the Program, the Company has entered into an Equity Distribution Agreement (the “Equity Distribution Agreement”) with Evercore Group L.L.C., as sales agent for the Shares. The Company intends to use the net proceeds from any sales under the Program for general corporate purposes, which may include opportunistic vessel purchases.

Attached to this Report on Form 6-K (this “Report”) as Exhibit 1.1 is a copy of the Equity Distribution Agreement.

Attached to this Report as Exhibit 5.1 is the opinion of Watson Farley & Williams LLP relating to the Shares.

Attached to this Report as Exhibit 23.1 is the consent of Maritime Strategies International Ltd. relating to certain statistical information and industry and market data.

The information contained in this Report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-231509, 333-258800 and 333-267468) and Form S-8 (File Nos. 333-258992 and 333-264113).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC. (Registrant)

Dated: August 20, 2024
	By:	/s/ Thomas Lister
Thomas Lister Chief Executive Officer